

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2014

Via E-mail
Mark W. DeYoung
President and Chief Executive Officer
Alliant Techsystems Inc.
1300 Wilson Boulevard, Suite 400
Arlington, VA 22209

> **Re:** **Alliant Techsystems Inc.**
> **Registration Statement on Form S-4**
> **Filed August 28, 2014**
> **File No. 333-198460**

Dear Mr. DeYoung:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Questions and Answers, page iv

1. Please add a question and answer that addresses the negative factors that the boards considered in connection with the merger.

2. Please add a question and answer that addresses why the Vista Outdoor spinoff is a condition of the merger. In addition, please add a question and answer that discloses the percentage of ATK's revenues earned from its A&D business and from its Sporting Group and disclose the effect that the spinoff will have on ATK's book value.

3. Please add a question and answer to briefly describe and quantify the interests that certain directors and officers of ATK and Orbital Sciences Corporation have that differ from other shareholders or include a cross-reference to where such interests are described. In

addition, please quantify the interests that directors and officers of ATK and Orbital Sciences Corporation have that differ from other shareholders in your Summary section.

4. Please add a question and answer that describes the termination fees.

Will a proxy solicitor be used, page xix

5. We note that proxies may be solicited in person, by telephone or by any other electronic means of communication deemed appropriate. Please confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview or telephone.

Summary, page 1

The Transactions and the Transaction Agreement, page 3

Distribution; Treatment of ATK Stock Options and Other Equity-Based Awards, page 5

6. We note your disclosure in the second to last sentence in the first paragraph of this section on page 5 that "[t]he distribution ratio will be determined and publicly announced by ATK at a later date." Please tell us whether you intend to announce the ratio prior to the effectiveness of the registration statement. If not, please tell us the manner in which you intend to publicly announce it.

Litigation Related to the Merger, page 14

7. Please provide us with copies of the complaints for the shareholder litigation action discussed in this section.

Risk Factors, page 27

8. Please revise to include a discussion of the potential termination of U.S. Government contracts due to the merger or the potential of the U.S. Government deciding not to do business with the combined company, if that is a potential risk, or tell us why that is not necessary. In this regard, we note the bullet on page 25 under "Cautionary Statement," regarding "the potential termination of U.S. Government contracts." As such, please include a risk factor discussing the risk of potential termination of U.S. Government contracts, once the companies are combined.

ATK Proposal 1 and Orbital Proposal 1: The Issuance of ATK Shares and the Adoption of the Transaction Agreement, page 52

9. Please separate out this heading so that it is clear the proposal that ATK shareholders and Orbital shareholders are each being asked to consider and vote on.

10. Please provide us with copies of the "board books" and any other materials provided to the boards and management in connection with the proposed transaction. Such materials should include all presentations made by the financial advisors. Also, provide us with copies of the engagement letters.

Transaction Steps, page 52

Step 2. Incurrence of New Vista Outdoor Debt, page 52

11. To the extent practicable, please quantify the cash dividend that Vista Outdoor is anticipated to pay to ATK.

Background of the Merger, page 53

12. We note your disclosure that the boards and senior management of both companies had regularly reviewed and evaluated potential strategic alternatives and business combination transactions. What were the other strategic alternatives considered by each company? To the extent other strategic alternatives or business combinations were considered by either company, please revise this section to discuss briefly the types of strategic alternatives considered and for what reason those alternatives were not pursued or the degree to which they were pursued. For example, we note on page 55 that, on March 6, 2013, the ATK board and management discussed potential strategic transactions involving ATK A&D, including a potential combination of the propulsion systems, satellite systems and space components businesses with other participants in the industry, including Orbital, and that, on April 25, 2013, the Orbital board considered potential acquisition targets, including the potential transaction with ATK.

13. For each of the meetings disclosed in this section, please identify all of the participants from Orbital and ATK. For example, on page 57, you state that "Mr. DeYoung and other members of ATK management met to review the status of ATK's discussions with Orbital." Please revise to disclose the individuals from ATK participating in this meeting.

14. We note your disclosure on pages 60 regarding negotiations that took place between ATK and Orbital regarding valuation and your disclosure on page 64 regarding discussions that took place between ATK and Orbital regarding valuation. We further note the disclosure that throughout January and early February 2014, the proposed equity split was discussed by members of Orbital and ATK management. Please revise to briefly disclose and discuss any equity splits that were considered prior to the ultimate equity split. Please include disclosure regarding which party suggested such equity splits and which party suggested the equity split that was ultimately agreed upon, or how the equity split agreement was ultimately reached.

ATK's Reasons for the Merger: Recommendation of the ATK Board of Directors, page 68

15. We note the disclosure on page 70 that ATK's board considered the risk that the
    "integration costs may be greater than anticipated" and the disclosure on page 75 that
    Orbital's board considered "the substantial costs to be incurred in connection with the
    transaction, including the transaction expenses arising from the merger and the costs of
    integrating the businesses of Orbital and ATK's A&D business." Please disclose an
    estimate of such costs, to the extent practicable.

Opinion of ATK's Financial Advisor, page 76

16. Please revise the discussion of the various financial analyses used by BofA Merrill Lynch
    and Citi so that the recipients of the proxy statement information statement can
    understand what each analysis is intended to show. As a general matter, for each
    included financial analysis, please explain why each valuation technique was used and
    provide sufficient explanation of each step of the analysis and the conclusions such that
    an investor will understand how the analysis supports a conclusion that the transaction is
    fair from a financial point of view. For each applicable analysis, also state whether the
    exchange ratio is within the range of values of the analysis. We offer some additional
    guidance in the comments below.

Selected Public Companies Analyses, page 79

17. Please revise to show the enterprise values for each comparable company and consider
    disclosing the information in tabular form for clarity. In addition, please explain why
    BofA Merrill Lynch selected the implied exchange ratio references disclosed in the tables
    on page 81.

18. Please revise the discussion of the calculations used in this analysis so that investors
    understand what the reference ranges based on the 2014 and 2015 estimated EBITDA
    unadjusted for non-service cost pension expense are intended to show and how they aid
    in reaching the conclusion that the exchange ratio of .449x is fair from a financial point
    of view.

Miscellaneous, page 83

19. Please disclose the amount of compensation BofA Merrill Lynch will receive for the
    services provided to Vista Outdoor described in fourth paragraph on page 83.

Selected Public Companies Analysis, page 86

20. Please disclose the criteria used to select the comparable companies. In addition, for each comparable company, please disclose the enterprise values used to determine the implied exchange ratio reference range.

Interests of ATK Directors and Officers in the Merger, page 91

Treatment of ATK Equity-Based Awards Under the Transaction Agreement, page 91

21. Please provide a brief definition of the terms "single trigger" and "double trigger" here.

Quantification of Potential Payments and Benefits to ATK's Executive Officers in Connection with the Merger, page 93

22. Your disclosure in the second paragraph of this section that the table does "not reflect certain compensation actions that may occur before the completion of the merger" appears to contradict your disclosure in the first paragraph of this section that the table reflects "compensation that is based on or otherwise relates to the merger." Please revise for clarity or advise.

23. Please advise as to why ATK does not include an advisory vote on the compensation that may be paid or become payable to ATK's named executive officers and the conditions upon which it may be paid or become payable pursuant to Section 14A(b)(1) of the Exchange Act.

Board of Directors and Management of the Combined Company Following the Merger, page 105

24. We note your disclosure regarding the nine Orbital designees to the Orbital ATK board. Please revise to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusions that these individuals should serve as directors of Orbital ATK after the merger.

Conditions to Completion of the Merger, page 146

25. Please clarify which conditions can be waived and by which party to the merger.

Supply Agreements, page 151

26. Please include these supply agreements, or forms of agreements, as exhibits, if material, or advise.

Exhibits, page II-1

27. Please file your form of proxies with the next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney-Advisor

cc: Via E-mail
        Damien R. Zoubeck, Esq.
        Cravath, Swaine & Moore LLP